Filed pursuant to Rule 424(b)(3)

Registration No. 333-132911

Subject to Completion

Preliminary Terms Supplement dated June 26, 2006

TERMS SUPPLEMENT

(To general prospectus supplement

and prospectus dated March 31, 2006)

                     Warrants

Merrill Lynch & Co., Inc.

European Union Euro/Japanese Yen Exchange Rate Warrants

Expiring July     , 2008

(the “Warrants”)

$2.80-$3.10 original public offering price per Warrant

The Warrants:	Exercise and payment upon exercise:

•       The Warrants are designed for investors who believe that the value of the European Union euro will depreciate relative to the value of the Japanese yen over the term of the Warrants. The Warrants may expire without value. Investors must therefore be willing to risk losing their entire purchase price for the Warrants.

•       You must have an options-approved account in order to purchase the Warrants.

•       We will make a payment on the Warrants equal to $4.50 per Warrant if on the first anniversary of the date the Warrants are priced for initial sale to the public the European Union euro has depreciated by at least 9% relative to the Japanese yen from their relative values on the date the Warrants are priced for initial sale to the public.

•       The Warrants will not be listed on any securities exchange.

•       The Warrants will be unsecured contractual obligations of Merrill Lynch & Co., Inc.

•       The settlement date is expected to be July     , 2006.

•       The Warrants are scheduled to be automatically exercised on the seventh business day prior to July     , 2008, the expiration date for the Warrants.

•       You will not have the right to exercise your Warrants prior to the automatic exercise date.

•       The amount you receive on the expiration date per Warrant will be based upon the direction of and percentage change in the European Union euro/Japanese yen exchange rate over the term of the Warrants. If the European Union euro/Japanese yen exchange rate:

•     has decreased (meaning that the European Union euro has depreciated relative to the Japanese yen), you will receive a payment per Warrant equal to the percentage decrease multiplied by $25; or

•     has increased (or remained unchanged), you will receive no payment.

•       The European euro/Japanese yen exchange rate must decrease by at least 11.2% to 12.4%, depending on the issue price of the Warrants, in order for you to receive a payment on the expiration date at least equal to the issue price of the Warrant.

Information included in this terms supplement supersedes information in the accompanying general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Warrants involves risks that are described in the “Risk Factors” section beginning on page TS-7 of this terms supplement.

	Per Warrant		Total
Public offering price	$		$
Underwriting discount		$.3375	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$		$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this terms supplement or the accompanying general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this terms supplement is July     , 2006.

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this terms supplement and the accompanying general prospectus supplement and prospectus to help you understand the European Union Euro/Japanese Yen Exchange Rate Warrants Expiring July , 2008 (the “Warrants”). You should carefully read this terms supplement and the accompanying general prospectus supplement and prospectus to fully understand the terms of the Warrants, the European Union euro/Japanese yen exchange rate (the “EUR/JPY Exchange Rate”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Warrants. You should carefully review the “Risk Factors” section in this terms supplement, which highlights certain risks associated with an investment in the Warrants, to determine whether an investment in the Warrants is appropriate for you.

References in this terms supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Warrants?

The Warrants will be contractual obligations of ML&Co., with an original public offering price of between $2.80 and $3.10 per Warrant. The Warrants will not be secured by collateral and will rank equally with all other unsecured contractual obligations of ML&Co. and ML&Co.’s unsecured unsubordinated debt. If the value of the EUR/JPY Exchange Rate has decreased over the term of the Warrants you will be entitled to receive a cash settlement upon automatic exercise, which will be paid on July , 2008 (the “Expiration Date”). Depending on the date in July the Warrants are priced for initial sale to the public (the “Pricing Date”), the settlement date may occur in August instead of July and the Expiration Date may occur in August instead of July. Any reference in this terms supplement to the month in which the settlement date, observation date, contingent interim payment date or Expiration Date will occur is subject to change as specified above.

Each unit will represent a single Warrant with an original public offering price of between $2.80 and $3.10. You may transfer the Warrants only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Warrants in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Warrants. You should refer to the section entitled “Description of the Warrants—Depositary” in this terms supplement.

When are my Warrants subject to automatic exercise?

Your Warrants will be automatically exercised on the “Exercise Date“, which will be the seventh scheduled Business Day prior to the Expiration Date, which is expected to be July , 2008. See “Description of the Warrants—Exercise of Warrants” in this terms supplement.

May I exercise my Warrants prior to the automatic exercise date?

No. The Warrants may not be exercised prior to the date on which they will be automatically exercised.

Are there any risks associated with my investment?

Yes, an investment in the Warrants is subject to risks, including the risk that you will lose your entire purchase price. Please refer to the section entitled “Risk Factors” in this terms supplement.

Who determines the EUR/JPY Exchange Rate and what does the EUR/JPY Exchange Rate reflect?

Merrill Lynch Capital Services, Inc., as calculation agent (the “Calculation Agent”), will determine the EUR/JPY Exchange Rate as described in the section entitled “The EUR/JPY Exchange Rate” in this terms supplement. The EUR/JPY Exchange Rate reflects the number of Japanese Yen for which one European Union euro can be exchanged. The EUR/JPY Exchange Rate increases as the value of the European Union euro increases relative to the Japanese yen and decreases as the value of the European Union euro declines relative to the Japanese yen.

How has the EUR/JPY Exchange Rate performed historically?

We have included a table and a graph showing historical month-end values of the EUR/JPY Exchange Rate from January 2001 through May 2006. The table and graph are included in the section entitled “The EUR/JPY Exchange Rate” in this terms supplement. We have provided this historical information to help you evaluate the behavior of the European Union euro relative to the Japanese yen in various economic environments; however, this past performance is not necessarily indicative of how the EUR/JPY Exchange Rate will fluctuate in the future.

What will I receive upon automatic exercise of my Warrants?

When the Warrants are automatically exercised, we will pay you the “Cash Settlement Amount” which will equal the greater of:

(i)	zero,

or

(ii)	$25	x	(	Starting Value – Ending Value	)

Starting Value

You will receive no payment if the Cash Settlement Amount is equal to zero. The Cash Settlement Amount cannot be less than zero.

The “Starting Value” will equal the EUR/JPY Exchange Rate on the Pricing Date, and will be set forth in the final terms supplement made available in connection with sales of the Warrants.

The “Ending Value” will equal the EUR/JPY Exchange Rate as determined by the Calculation Agent on the Exercise Date (as defined below), as described in this terms supplement.

The “Exercise Date” is scheduled to be the seventh Business Day before the Expiration Date of the Warrants.

We will pay you a Cash Settlement Amount only if the Starting Value is greater than the Ending Value. Unless the Ending Value has decreased by 11.2% to 12.4% from the Starting Value, depending on the original public offering price of the Warrants, the Cash Settlement Amount you receive, if any, will be less than the original public offering price of the Warrants (see the examples below). If the Ending Value is greater than or equal to the Starting Value upon exercise, the Cash Settlement Amount will be zero. If the Cash Settlement Amount is zero, you will sustain a total loss of the purchase price.

For more specific information about the amount you will receive upon exercise of your Warrants, please see the section “Description of the Warrants—Cash Settlement Amount” in this terms supplement.

Will I receive any other payment on the Warrants?

If the EUR/JPY Exchange Rate is 91%, or less than 91%, of the Starting Value on the “Observation Date” that will occur in July 2007, you will receive a payment on each Warrant held by you equal to $4.50. The Observation Date is scheduled to occur on July , 2007, the first anniversary of the Pricing Date; provided, however, that if such anniversary is not an Business Day, then the Observation Date will be the next succeeding Business Day; and provided further, however, that if a Business Day has not occurred by the third succeeding scheduled Business Day, then such date will be the Observation Date and the Calculation Agent will determine the EUR/JPY Exchange Rate on that date in a manner that, in its judgment, is reasonable under the circumstances. If a payment is made in 2007, as described above, you will receive this payment on the seventh Business Day following the Observation Date. If the EUR/JPY Exchange Rate is greater than 91% of the Starting Value on the Observation Date, you will not receive a payment in July 2007.

Examples

Set forth below are three examples of Cash Settlement Amount calculations, assuming a hypothetical Starting Value of 144.62 and an original public offering price of $2.95 per Warrant, the midpoint of the range of $2.80 to $3.10 per Warrant.

Example 1—On the Exercise Date, the EUR/JPY Exchange Rate is 20% lower than the hypothetical Starting Value:

Hypothetical Starting Value: 144.62

Hypothetical Ending Value: 115.70

Cash Settlement Amount per Warrant = $25 x	(144.62 – 115.70)	=	$5.00
144.62

Total Cash Settlement Amount per Warrant = $5.00.

Example 2—On the Exercise Date, the EUR/JPY Exchange Rate is 10% lower than the hypothetical Starting Value:

Hypothetical Starting Value: 144.62

Hypothetical Ending Value: 130.16

Cash Settlement Amount per Warrant = $25 x	(144.62 – 130.16)	=	$2.50
144.62

Total Cash Settlement Amount per Warrant = $2.50 and the exercise of the Warrant results in a payment that is less than the original public offering price.

Example 3—On the Exercise Date, the EUR/JPY Exchange Rate is 10% greater than the hypothetical Starting Value:

Hypothetical Starting Value: 144.62

Hypothetical Ending Value: 159.08

Cash Settlement Amount per Warrant = $25 x	(144.62 – 159.08)	=	$0	(Cash Settlement Amount cannot be less than zero)
144.62

Total Cash Settlement Amount per Warrant = $0 and the exercise of the Warrant is worthless.

Who can buy the Warrants?

We are requiring that you have an options-approved account in order to purchase the Warrants. We recommend that you, as an investor in the Warrants, have experience with respect to options and options transactions. The Warrants are not suitable for persons solely dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. Please see “Risk Factors” in this terms supplement.

What about taxes?

The U.S. federal income tax consequences of an investment in the Warrants are complex and uncertain. By purchasing a Warrant, you and ML&Co. agree, in the absence of an administrative or judicial ruling to the contrary, to characterize and treat a Warrant for all tax purposes as a pre-paid cash-settled financial contract linked to the EUR/JPY Exchange Rate. Under this characterization and tax treatment of the Warrants, you should be required to recognize taxable income, gain or loss to the extent that you receive any cash payments with respect to the Warrants. You should review the discussion under the section entitled “United States Federal Income Taxation” in this prospectus supplement.

Will the Warrants be listed on a securities exchange?

The Warrants will not be listed on any securities exchange and we do not expect a trading market for the Warrants to develop, which may affect the price that you receive for your Warrants upon any sale prior to the Expiration Date. You should review the section entitled “Risk Factors—A trading market for the Warrants is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Warrants on a date prior to the Expiration Date will be affected by this and other important factors including our costs of developing, hedging and distributing the Warrants” in this terms supplement.

What price can I expect to receive if I sell the Warrants prior to the Expiration Date?

In determining the economic terms of the Warrants, and consequently the potential return on the Warrants to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Warrants. In structuring the economic terms of the Warrants, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Warrants.

If you sell your Warrants prior to the Expiration Date, you will receive a price determined by market conditions for the Warrants. This price may be influenced by many factors, such as interest rates, volatility of the EUR/JPY Exchange Rate and the current EUR/JPY Exchange Rate. In addition, the price, if any, at which you could sell your Warrants in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Warrants, namely the underwriting discount paid in respect of the Warrants and other costs associated with the Warrants, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the original public offering price per Warrant if sold before the Expiration Date.

In a situation where there had been no movement in the EUR/JPY Exchange Rate and no changes in the market conditions from those existing on the date of this terms supplement, the price, if any, at which you could sell your Warrants in a secondary market transaction is expected to be lower than the original public offering price per Warrant. This is due to, among other things, our costs of developing, hedging and distributing the Warrants. Any potential purchasers for your Warrants in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Warrants. After the initial offering, MLPF&S currently intends to buy and sell Warrants to create a secondary market for holders of the Warrants, and may stabilize or maintain the market price of the Warrants during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the EUR/JPY Exchange Rate on the Observation Date, the Ending Value and the Cash Settlement Amount. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Warrants will involve a high degree of risk. For example, you may lose part or all of your initial investment. You should be prepared to sustain a total loss of the purchase price of your Warrants. We suggest that you, as a potential purchaser of Warrants, be experienced with respect to options and option transactions. You should carefully consider the following discussion of risks before deciding whether an investment in the Warrants is suitable for you.

The Warrants are long-term options and may expire worthless

Your Warrants will be automatically exercised on the Exercise Date and are not exercisable at your option. You will receive a cash payment upon automatic exercise only if the Warrants have a Cash Settlement Amount greater than zero on the date of exercise. On the Pricing Date, the Cash Settlement Amount of the Warrants will equal zero. The Warrants will be “in-the-money”, i.e., their Cash Settlement Amount will exceed zero, only if as of the date of automatic exercise, the Ending Value is less than the Starting Value. You will be repaid the full amount of your investment only if the EUR/JPY Exchange Rate has decreased by 11.20% to 12.40% from the Starting Value, depending on the original public offering price of the Warrants. For example, assuming an original public offering price of $2.95 and a Starting Value of 144.62, the Ending Value would have to be less than or equal to 127.55 in order for you to receive a payment at expiration of at least $2.95 per Warrant.

If the Ending Value is greater than or equal to the Starting Value on the date of automatic exercise, the Warrants will expire worthless and you will have sustained a total loss of the purchase price of your Warrants. You should therefore be prepared to sustain a total loss of the purchase price of your Warrants.

If the EUR/JPY Exchange Rate is not 91% or less of the Starting Value on the Observation Date, you will not receive any payment on your Warrants in July 2007. This will be true even if the EUR/JPY Exchange Rate was 91% or less of the Starting Value at some time over the term of the Warrants but not on the Observation Date.

The initial public offering price of the Warrants may be higher than the price a commercial user might pay in certain circumstances

The initial public offering price of the Warrants may be greater than the price a commercial user of, or dealer in, options on the EUR/JPY Exchange Rate might pay for a comparable option.

You must rely on your own evaluation of the merits of an investment linked to the EUR/JPY Exchange Rate

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Warrants, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the EUR/JPY Exchange Rate. Neither the offering of the Warrants nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Warrants.

The value of the Warrants is closely related to changes in the value of the EUR/JPY Exchange Rate

The Warrants provide opportunities for investment but also pose risks to you as a result of fluctuations in the value of the underlying investment. In general, certain risks associated with the Warrants are similar to those generally applicable to other options or warrants of private corporate issuers. You may lose your entire investment. This risk reflects the nature of a Warrant as an asset which tends to decline in value over time and which may, depending on the relative value of the EUR/JPY Exchange Rate, be worthless when it expires. A Warrant will be “out-of-the-money” when the Ending Value is greater than the Starting Value. Assuming all other factors are held constant, the more a Warrant is out-of-the-money and the shorter its remaining term to expiration, the greater the risk that you will lose all of your investment.

Since Warrants may become worthless upon expiration, you must generally be correct about the direction, timing and magnitude of anticipated changes in the value of the EUR/JPY Exchange Rate in order to recover and realize a return upon your investment. If the value of the EUR/JPY Exchange Rate does not decrease to an extent sufficient to cover the costs of your Warrants, i.e., the purchase price plus transaction costs, if any, before the Warrants expire, you will lose all or a part of your investment in the Warrants upon expiration.

The value of the EUR/JPY Exchange Rate is affected by many complex factors

The value of any currency, including the European Union euro and the Japanese yen, may be affected by complex political and economic factors. The EUR/JPY Exchange Rate is at any moment a result of the supply and demand for the European Union euro and the Japanese yen, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Europe and Japan, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

The Warrants are suitable only for investors with options-approved accounts

We are requiring that the Warrants be sold only to investors with options-approved accounts. We suggest that investors considering purchasing Warrants be experienced with respect to options and option transactions and reach an investment decision only after carefully considering, with their advisers, the suitability of the Warrants in light of their particular circumstances. Warrants are not suitable for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of the purchase price of your Warrants.

The Warrants are not standardized options issued by the Options Clearing Corporation

The Warrants are not standardized currency options issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of Warrants must look solely to ML&Co. for performance of its obligations to pay the Cash Settlement Amount on the exercise of the Warrants. Further, the market for the Warrants is not expected to be generally as liquid as the market for OCC standardized options.

The Warrants are unsecured contractual obligations of ML&Co. and will rank equally with ML&Co.’s other unsecured contractual obligations and with its unsecured and unsubordinated debt. Because ML&Co. is a holding company, the right of ML&Co., and its creditors, including the Warrant holders, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S to ML&Co., are restricted by net capital requirements under the Securities Exchange Act of 1934 (the “Exchange Act”), and under rules of certain exchanges and other regulatory bodies.

Even though currency trades around-the-clock, your Warrants will not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Warrants will not conform to the hours during which the European Union euro or Japanese yen are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Warrants. The possibility of these movements should be taken into account in relating the value of the Warrants to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the EUR/JPY Exchange Rate used to calculate the Cash Settlement Amount or the contingent interim payment, if any. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Warrants is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Warrants on a date prior to the Expiration Date will be affected by this and other important factors including our costs of developing, hedging and distributing the Warrants

The Warrants will not be listed on any securities exchange and we do not expect a trading market for the Warrants to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Warrants offered for sale to it by holders of the Warrants, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this terms supplement how you can determine the EUR/JPY Exchange Rate from publicly available information, we will not publish the EUR/JPY Exchange Rate over the term of the Warrants and this may limit the trading market for the Warrants. The limited trading market for your Warrants may affect the price that you receive for your Warrants if you do not wish to hold your investment until the Expiration Date.

If MLPF&S makes a market in the Warrants, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Warrants in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Warrants, namely the underwriting discount paid in respect of the Warrants and other costs associated with the Warrants, including compensation for developing and hedging the product. This quoted price could be higher or lower than the original public offering price of between $2.80 and $3.10 per Warrant. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Warrants. MLPF&S is not obligated to make a market in the Warrants.

Assuming there is no change in the EUR/JPY Exchange Rate and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Warrants in a secondary market transaction is expected to be lower than the original public offering price per Warrant. This is due to, among other things, the fact that the original public offering price per Warrant included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Warrants.

Many factors affect the trading value of the Warrants; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Warrants will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Warrants caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Warrants caused by another factor. For example, a change in the volatility of the EUR/JPY Exchange Rate may offset some or all of any increase in the trading value of the Warrants attributable to another factor, such as a depreciation in value of the European Union euro relative to the Japanese yen. The following paragraphs describe the expected impact on the trading value of the Warrants given a change in a specific factor, assuming all other conditions remain constant.

The EUR/JPY Exchange Rate is expected to affect the trading value of the Warrants. We expect that the trading value of the Warrants will depend substantially on the amount, if any, by which the EUR/JPY Exchange Rate exceeds or does not exceed the Starting Value. However, if you choose to sell your Warrants when the EUR/JPY Exchange Rate is less than the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the EUR/JPY Exchange Rate will continue to fluctuate until the Ending Value is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Warrants. We expect that changes in interest rates will affect the trading value of the Warrants. In general, if U.S. interest rates increase, we expect that the trading value of the Warrants will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Warrants will increase. If interest rates increase or decrease in markets based on the European Union euro or Japanese yen, the trading value of the Warrants may be adversely affected. Interest rates may also affect the economies of the member nations of the European Union and Japan and, in turn, the respective exchange rates, which will affect the EUR/JPY Exchange Rate and therefore, the trading value of the Warrants.

Changes in the volatility of the EUR/JPY Exchange Rate are expected to affect the trading value of the Warrants. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the EUR/JPY Exchange Rate increases or decreases, the trading value of the Warrants may be adversely affected.

As the time remaining to the Expiration Date of the Warrants decreases, the “time premium” associated with the Warrants is expected to decrease. We anticipate that before the Expiration Date, the Warrants may trade at a value above that which would be expected based on the EUR/JPY Exchange Rate. This difference will reflect a “time premium” due to expectations concerning the EUR/JPY Exchange Rate prior to the Expiration Date of the Warrants. However, as the time remaining to the Expiration Date of the Warrants decreases, we expect that this time premium will decrease, lowering the trading value of the Warrants.

Changes in our credit ratings may affect the trading value of the Warrants. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Warrants. However, because the return on your Warrants is dependent upon factors in addition to our ability to pay our obligations under the Warrants, such as the percentage increase, if any, in the EUR/JPY Exchange Rate over the term of the Warrants, an improvement in our credit ratings will not reduce the other investment risks related to the Warrants.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Warrants of a given change in some of the factors listed above will be less if it occurs later in the term of the Warrants than if it occurs earlier in the term of the Warrants. We expect, however, that the effect on the trading value of the Warrants of a given change in the EUR/JPY Exchange Rate will be greater if it occurs later in the term of the Warrants than if it occurs earlier in the term of the Warrants.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of determining, among other things, the Ending Value and Cash Settlement Amount. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Warrants could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the EUR/JPY Exchange Rate can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the EUR/JPY Exchange Rate is unavailable. See the section entitled “The EUR/JPY Exchange Rate” in this terms supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the Expiration Date on the Warrants. We may seek competitive terms in entering into the hedging arrangements for the Warrants, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

You should consider the tax consequences of investing in the Warrants, aspects of which are complex and uncertain. See the section entitled “United States Federal Income Taxation” in this prospectus supplement.

DESCRIPTION OF THE WARRANTS

An aggregate of             Warrants will be issued, each with an original public offering price of between $2.80 and $3.10 per Warrant. The Warrants are contractual obligations controlled by a Warrant Agreement (the “Warrant Agreement”) dated July     , 2006, between ML&Co. and JPMorgan Chase Bank, N.A., as Warrant Agent (the “Warrant Agent”). The following statements about the Warrants summarize the detailed provisions of the Warrant Agreement. Wherever we refer to particular provisions of the Warrant Agreement or its terms, those provisions or definitions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by those references.

A Warrant will not require, or entitle, you to sell to or purchase from ML&Co. any currencies, including any European Union Euros or Japanese Yen. ML&Co. will make only a U.S. dollar cash settlement, if any, upon the automatic exercise of a Warrant. You will not receive any interest on any amount owed on the Warrants. The Warrants will expire on July , 2008 (the “Expiration Date”). The Warrants will be automatically exercised on the Exercise Date, as set forth under “—Exercise of Warrants”. You will receive the Cash Settlement Amount, if any, on the Expiration Date.

The Warrants are unsecured contractual obligations of ML&Co. and will rank equally with its other unsecured contractual obligations and with its unsecured and unsubordinated debt. Because ML&Co. is a holding company, the right of ML&Co. and its creditors, including the Warrant holders, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of certain exchanges and other regulatory bodies.

Exercise of Warrants

The Warrants are not exercisable at the option of the holder. The Warrants will be automatically exercised on the “Exercise Date”, which will be the seventh scheduled Business Day prior to the Expiration Date (provided that if such seventh day is not a Business Day, the immediately succeeding Business Day; if no Business Day occurs prior to the second scheduled Business Day prior to the Expiration Date, the “Exercise Date” will be such second scheduled Business Day regardless of whether such day is a Business Day).

Cash Settlement Amount

The “Cash Settlement Amount” for each Warrant you own will be equal to the greater of:

(i)	zero,

or

(ii)	$25	x	(	Starting Value – Ending Value	)

Starting Value

The Cash Settlement Amount cannot be less than zero. You will never owe us any payments with respect to the Warrants you own.

The “Starting Value” will equal the EUR/JPY Exchange Rate on the date the Warrants are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the final terms supplement made available in connection with sales of the Warrants.

The “Ending Value” will equal the EUR/JPY Exchange Rate as determined by the Calculation Agent on the Exercise Date in the manner described in the section entitled “The EUR/JPY Exchange Rate” in this terms supplement.

A “Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Warrants.

Interim Payment

If the EUR/JPY Exchange Rate is 91%, or less than 91%, of the Starting Value on July , 2007, the first anniversary of the Pricing Date (the scheduled “Observation Date”), you will receive a payment on the seventh Business Day after the Observation Date; provided, however, that if such anniversary day is not a Business Day, then the Observation Date will be the next succeeding Business Day; and provided further, that if a Business Day has not occurred by the third succeeding scheduled Business Day, then such date will be the Observation Date and the Calculation Agent will determine the EUR/JPY Exchange Rate on that date in a manner that, in its judgment, is reasonable under the circumstances. If a payment is made in July, 2007, as described above, you will receive a payment on each Warrant held by you equal to $4.50.

If on the Observation Date the EUR/JPY Exchange Rate is greater than 91% of the Starting Value, you will not receive a payment in July, 2007.

If a payment is required to be made, as provided above, we will make the payment on the seventh Business Day following the actual Observation Date to the persons in whose names the Warrants are registered at the close of business on the scheduled Observation Date whether or not the scheduled Observation Date is a Business Day.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 144.62 and a range of hypothetical Ending Values of the EUR/JPY Exchange Rate:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable at the expiration for each Warrant;

•	the total rate of return to beneficial owners of the Warrants;

•	the pretax annualized rate of return to beneficial owners of the Warrants; and

•	the pretax annualized rate of return in United States dollars on an investment in the Japanese Yen relative to the European Union euro.

The table below includes a public offering price of $2.95, the midpoint of the range of $2.80 to $3.10. The actual public offering price will be determined on the Pricing Date, and will be set forth in the final terms supplement made available in connection with sales of the Warrants.

The rates of return on the Warrants included in the table do not reflect the contingent payment that may be payable following the Observation Date that will occur in 2007.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the expiration date per Warrant	Total rate of return on the Warrants	Pretax Annualized rate of return on the Warrants(1)	Pretax Annualized rate of return on Japanese yen relative to European Union euro (1)(2)
101.23	-30%	7.50	154.24%	52.47%	13.54%
108.47	-25%	6.25	111.86%	41.23%	11.46%
115.70	-20%	5.00	69.49%	28.16%	9.31%
121.48	-16%	4.00	35.59%	15.80%	7.55%
127.27	-12%	3.00	1.69%	0.84%	5.74%
133.05	-8%	2.00	-32.20%	-18.49%	3.88%
138.84	-4%	1.00	-66.10%	-47.34%	1.97%
144.62(3)	0%	0.00	-100.00%	—	0.00%
150.40	4%	0.00	-100.00%	—	-2.03%
156.19	8%	0.00	-100.00%	—	-4.12%
161.97	12%	0.00	-100.00%	—	-6.28%
167.76	16%	0.00	-100.00%	—	-8.52%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from June 21, 2006 to June 21, 2008 a term expected to be equal to that of the Warrants.
(2)	The pretax annualized rates of return specified in this column assume that the underlying currency position would be converted into United States dollars at the same time that the EUR/JPY Exchange Rate would be determined.
(3)	This is the hypothetical Starting Value. The actual Starting Value will be the EUR/JPY Exchange Rate on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Warrants.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, public offering price and term of your investment.

Early exercise upon the occurrence of certain events

The Warrants may expire on the date of occurrence of certain events in bankruptcy, insolvency or reorganization involving ML&Co. and the Warrants will be automatically exercised as of the Business Day immediately preceding such date. The Cash Settlement Amount, if any, determined as provided under “—Cash Settlement Amount”, of such automatically exercised Warrants would be due and payable on the seventh Business Day following such date. Settlement would otherwise occur as described under “—DTC Procedures”.

Modification

The Warrant Agreement and the terms of the Warrants may be amended by ML&Co. and the Warrant Agent without the consent of the beneficial owners of any Warrants for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained in the Warrant Agreement or the terms of the Warrants, or in any other manner which ML&Co. may deem necessary or desirable and which will not materially and adversely affect the interests of the beneficial owners of the Warrants.

ML&Co. and the Warrant Agent also may modify or amend the Warrant Agreement and the terms of the Warrants, with the consent of the beneficial owners of not less than a majority of the then outstanding Warrants affected, provided that no modification or amendment that changes the Starting Value, changes how the Ending Value is calculated or changes the Exercise Date so as to adversely affect the beneficial owners, or otherwise materially and adversely affects the exercise rights of the beneficial owners of the Warrants or reduces the number of outstanding Warrants, the consent of whose beneficial owners is required for modification or amendment of the Warrant Agreement or the terms of the Warrants, may be made without the consent of all the beneficial owners of Warrants affected by these changes.

Depositary

Description of the Global Warrants

Upon issuance, all of the Warrants will be represented by one or more fully registered global Warrants. Each global Warrant will be deposited with, or on behalf of, The Depository Trust Company, otherwise known as DTC, or any successor to it (the “depositary”), as depositary, and registered in the name of Cede & Co., DTC’s partnership nominee. Unless and until it is exchanged in whole or in part for Warrants in definitive form, no global Warrant may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of its successor.

So long as DTC, or its nominee, is a registered owner of a global Warrant, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Warrants represented by the global Warrant for all purposes under the Warrant Agreement. Except as provided below, the beneficial owners of the Warrants represented by a global Warrant will not be entitled to have the Warrants represented by the global Warrant registered in their names, will not receive or be entitled to receive physical delivery of the Warrants in definitive form and will not be considered the owners or holders of the Warrants under the Warrant Agreement, including for purposes of receiving any reports delivered by ML&Co. or the Warrant Agent pursuant to the Warrant Agreement. Accordingly, each person owning a beneficial interest in a global Warrant must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the Warrant Agreement. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest which a holder is entitled to give or take under the Warrant Agreement, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and these participants would authorize beneficial owners owning through these participants to give or take any action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the depositary to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

DTC Procedures

The following is based on information furnished by DTC:

DTC will act as securities depositary for the Warrants. The Warrants will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee. One or more fully registered global Warrants will be issued for the Warrants and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the NASD. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of the Warrants under DTC’s system must be made by or through direct participants, which will receive a credit for the Warrants on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which these beneficial owner entered into the transaction. Transfers of ownership interests in the Warrants are to be made by entries made on the books of participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all Warrants deposited with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of Warrants with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Warrants; DTC’s records reflect only the identity of the direct participants to whose accounts the Warrants are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the Warrants. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the Warrants are credited on the record date.

Principal, premium, if any, and/or interest, if any, payments made in cash on the Warrants will be made in immediately available funds to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on the depositary’s records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of that participant and not of DTC, the Warrant Agent or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the Warrant Agent, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

Exchange for certificated Warrants

If:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

•	ML&Co. executes and delivers to the Warrant Agent a company order to the effect that the global Warrants shall be exchangeable, or

•	ML&Co. is subject to certain events in bankruptcy, insolvency or reorganization,

the global Warrants will be exchangeable for Warrants in definitive form of like tenor. These definitive Warrants will be registered in the name or names as the depositary shall instruct the Warrant Agent. It is expected that the instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global Warrants.

DTC may discontinue providing its services as securities depositary with respect to the Warrants at any time by giving reasonable notice to ML&Co. or the Warrant Agent. Under these circumstances, in the event that a successor securities depositary is not obtained, Warrant certificates are required to be printed and delivered. ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depositary. In that event, Warrant certificates will be printed and delivered.

The information in this section concerning DTC and DTC’s system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for the accuracy of this information.

Same-Day Settlement and Payment

Settlement for the Warrants will be made by the underwriter in immediately available funds. ML&Co. will make all payments of the Cash Settlement Amount in immediately available funds so long as the Warrants are maintained in book-entry form.

THE EUR/JPY EXCHANGE RATE

The EUR/JPY Exchange Rate is a foreign exchange spot rate that measures the relative values of two currencies, the European Union euro and the Japanese yen. The EUR/JPY Exchange Rate increases when the European Union euro appreciates relative to the Japanese yen and declines when the European Union euro depreciates relative to the Japanese yen. The EUR/JPY Exchange Rate is expressed as a rate that reflects the amount of Japanese yen that can be exchanged for one European Union euro.

The “EUR/JPY Exchange Rate” will be the currency exchange rate in the interbank market quoted as the Japanese yen value of one European Union euro as reported by Bloomberg L.P. (“Bloomberg”) on page FXC, or any substitute page thereto. For purposes of determining the Starting Value and Ending Value, and the EUR/JPY Exchange Rate on the Observation Date, such currency exchange rate will be that reported by Bloomberg on page FXC, or any substitute page thereto, or calculated in accordance with any substitute procedure, as described below, at approximately 10:00 a.m. in New York, New York on the relevant date. If the EUR/JPY Exchange Rate is not so quoted on Bloomberg page FXC, or any substitute page thereto, then the EUR/JPY Exchange Rate will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on such date, then the EUR/JPY Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent on the relevant date for the purchase or sale for deposits in the relevant currencies by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide such spot quotations, then the EUR/JPY Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from fewer than two banks, then the Calculation Agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, then the EUR/JPY Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at 10:00 a.m., New York City time, on the relevant date.

The following table sets forth the historical month-end values of the EUR/JPY Exchange Rate from January 2001 through May 2006. This historical data is not necessarily indicative of the future performance of the EUR/JPY Exchange Rate or what the value of the Warrants may be. Any upward or downward trend in the historical value of the EUR/JPY Exchange Rate during any period set forth below is not an indication that the EUR/JPY Exchange Rate is more or less likely to increase or decrease at any time over the term of the Warrants.

	2001	2002	2003	2004	2005	2006
January	109.13	115.75	129.19	131.89	135.18	142.46
February	108.44	115.96	127.62	136.29	138.38	138.01
March	110.80	115.67	128.87	128.36	138.90	142.71
April	109.71	115.68	132.94	132.35	134.84	143.78
May	100.81	116.03	140.64	133.44	133.57	144.27
June	105.93	118.58	137.91	132.67	134.28
July	109.52	117.18	135.38	133.84	136.37
August	108.36	116.34	128.42	133.01	136.57
September	108.85	120.18	129.98	136.85	136.51
October	110.24	121.28	127.46	135.38	139.58
November	110.68	121.87	131.50	136.84	141.23
December	117.14	124.62	135.00	139.10	139.48

The following graph sets forth the historical performance of the EUR/JPY Exchange Rate presented in the preceding table. This historical information is not necessarily indicative of the future performance of the EUR/JPY Exchange Rate. On June 20, 2006, the hypothetical Pricing Date, the EUR/JPY Exchange Rate was 144.62.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is based upon the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Warrants is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Warrants held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax-exempt entities, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Warrants in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Warrants as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers. If a partnership holds the Warrants, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Warrants should consult their own advisors. Moreover, all persons considering the purchase of the Warrants should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Warrants arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Warrant that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Warrant is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Warrant that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Warrants or securities with terms substantially the same as the Warrants. Accordingly, the proper United States federal income tax characterization and treatment of the Warrants is uncertain. Pursuant to the terms of the Warrants, ML&Co. and every holder of a Warrant agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Warrant for all tax purposes as a pre-paid cash-settled financial contract linked to the EUR/JPY Exchange Rate. In addition, since the amounts payable with respect to the Warrants (i.e., the interim contingent payment and the Cash Settlement Amount), if any, will be determined by reference to the EUR/JPY Exchange Rate, the Warrants generally should be subject to the rules governing the U.S. federal income tax treatment of foreign currency linked financial instruments (the “Foreign Currency Rules”). In the opinion of Tax Counsel, such characterization and tax treatment of the Warrants, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Warrants described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Warrants or instruments similar to the Warrants for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Warrants.

Due to the absence of authorities that directly address instruments that are similar to the Warrants, significant aspects of the U.S. federal income tax consequences of an investment in the Warrants are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Warrants (including alternative characterizations and tax treatments of the Warrants) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Warrants

Assuming the characterization and tax treatment of the Warrants as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s initial tax basis in a Warrant will equal the amount paid by the U.S. Holder to acquire the Warrant.

Interim Contingent Payment. The proper U.S. federal income tax treatment of an interim contingent payment received by a U.S. Holder, if any, is uncertain. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any interim contingent payments made with respect to the Warrants to the IRS as ordinary income constituting foreign currency exchange gain. However, it is possible that any interim contingent payments made with respect to the Warrants could be treated as a nontaxable return of capital. In such event, a U.S. Holder’s tax basis in a Warrant would be reduced by the amount of the interim contingent payment. Due to the uncertainty surrounding the proper U.S. federal income tax treatment of any interim contingent payments made with respect to the Warrants, if any, U.S. Holders are urged to consult their own tax advisors in this regard.

Payment on the Maturity Date. Upon the receipt of cash on the Expiration Date, a U.S. Holder will recognize taxable gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Warrant. Pursuant to the Foreign Currency Rules, any such gain or loss generally should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. Notwithstanding the foregoing, subject to a number of specified requirements and certain identification and recordkeeping requirements, certain U.S. Holders may be permitted to elect to treat such foreign currency exchange gain or loss as capital gain or loss. It is uncertain, however, whether a contract having terms similar to the Warrants is eligible for the foregoing election. Therefore, prospective purchasers are urged to consult their tax advisors regarding the availability of this election with respect to the Warrants, the methods of making such an election and the U.S. federal income tax consequences of making such an election with respect to the Warrants. If such gain or loss were treated as capital gain or loss, then any such gain or loss would generally be long-term capital gain or loss, as the case may be, assuming the U.S. Holder held the Warrant for more than one year as of the Expiration Date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Warrants. Upon a sale or exchange of a Warrant prior to the expiration of the Warrants, a U.S. Holder will generally recognize taxable gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Warrant so sold or exchanged. Such gain or loss generally should be capital gain or loss. However, pursuant to the Foreign Currency Rules, any portion of such gain or loss that is attributable to changes in the value of the EUR/JPY Exchange Rate should constitute foreign currency exchange gain or loss which will be characterized as ordinary income or loss. As discussed above, subject to a number of specified requirements and certain identification and recordkeeping requirements, certain U.S. Holders may be permitted to elect to treat such foreign currency exchange gain or loss as capital gain or loss. Nevertheless, as discussed above, it is uncertain whether a contract having terms similar to the Warrants is eligible for the foregoing. Therefore, prospective purchasers are urged to consult their tax advisors regarding the availability of this election with respect to the Warrants, the methods of making such an election and the U.S. federal income tax consequences of making such an election with respect to the Warrants. Any capital gain or loss recognized with respect to the sale or exchange of a Warrant will generally be long-term capital gain or loss assuming the U.S. Holder held the Warrant for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Tax Return Disclosure Regulations

Pursuant to recently enacted Treasury regulations (the “Disclosure Regulations”), any taxpayer that has participated in a “reportable transaction” and who is required to file a U.S. federal income tax return must generally attach a disclosure statement disclosing such taxpayer’s participation in the reportable transaction to the taxpayer’s tax return for each taxable year for which the taxpayer participates in the reportable transaction. The Disclosure Regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under section 165 of the Internal Revenue Code of 1986, as amended (the “Code”) in an amount equal to or in excess of certain threshold amounts. The Disclosure Regulations specifically provide that a loss resulting from a “section 988 transaction,” such as a loss realized with respect to the Warrants, will constitute a section 165 loss. In the case of individuals or trusts, whether or not the loss flows through from an S corporation or partnership, if the loss arises with respect to a section 988 transaction (as defined in section 988(c)(1) of the Code relating to foreign currency transactions), the applicable loss threshold amount is $50,000 in any single taxable year. Higher loss threshold amounts apply depending upon the taxpayer’s status as a corporation, partnership, or S corporation, as well as certain other factors. It is important to note, however, that the Disclosure Regulations provide that the fact that a transaction is a reportable transaction will not affect the legal determination of whether the taxpayer’s treatment of the transaction is proper.

As previously mentioned, since the amounts payable with respect to the Warrants (i.e., the interim contingent payment and the Cash Settlement Amount), if any, will be determined by reference to the EUR/JPY Exchange Rate, the Warrants generally should be subject to the Foreign Currency Rules and the acquisition of a Warrant should constitute a section 988 transaction. Based upon the foregoing, in the absence of future administrative pronouncements to the contrary, a holder of the Warrants that recognizes an exchange loss with respect to the Warrants that equals or exceeds the loss threshold amount applicable to such holder may be required to file a disclosure statement (i.e., IRS Form 8886 or substitute form) as an attachment to the holder’s tax return for the first taxable year in which the loss threshold amount is reached and to any subsequent tax return that reflects any amount of such section 165 loss from the Warrants. Persons considering the purchase of the Warrants should consult their own tax advisors concerning the application of the rules contained in the Disclosure Regulations with respect to an investment in the Warrants and to determine their own tax return disclosure obligations, if any, with respect to an investment in the Warrants, including any requirement to file IRS Form 8886.

Possible Alternative Tax Treatments of an Investment in the Warrants

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Warrants, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. Thus, it is possible that other alternative U.S. federal income tax characterizations or treatments of the Warrants could apply which, if applied, could significantly affect the timing and the character of the income or loss recognized with respect to the Warrants. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Warrants.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Warrants are uncertain. Nevertheless, in general, if the Warrants are held for investment purposes, the amount of income or gain, if any, realized over the term of the Warrants, on the Expiration Date or upon a sale or exchange of a Warrant prior to the Expiration Date will not constitute unrelated business taxable income. However, if a Warrant constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Warrant to purchase the Warrant, all or a portion of any income or gain realized with respect to such Warrant may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Warrants should be aware that whether or not any income or gain realized with respect to a Warrant which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Warrants that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Warrants.

Non-U.S. Holders

Based on the characterization and tax treatment of each Warrant as a pre-paid cash-settled financial contract linked to the EUR/JPY Exchange Rate, in the case of a non-U.S. Holder, ML&Co. intends to withhold applicable United States withholding taxes at a rate of 30% on any interim contingent payments made with respect to the Warrants subject to reduction by applicable treaty or upon the receipt of a Form W-8ECI from a non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Based on the characterization and tax treatment of each Warrant as a pre-paid cash-settled financial contract linked to the EUR/JPY Exchange Rate, in the case of a non-U.S. Holder, a payment made with respect to a Warrant on the Expiration Date will not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements, if any, and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any gain realized upon the sale or other disposition of a Warrant by a non-U.S. Holder will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the

United States, and such individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and tax treatments of the Warrants for U.S. federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Warrants, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Warrants to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Warrants should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Warrant may be subject to backup withholding at the applicable statutory rate of U.S. federal income tax on certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Warrants. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Warrants by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Warrants are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Warrants. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Warrants may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Warrants or any interest in the Warrants will be deemed to have represented by its purchase and holding of the Warrants that it either (1) is not a plan or a plan asset entity and is not purchasing those Warrants on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Warrants or any interest in the Warrants which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Warrants that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Warrants on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Warrants will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Cash Settlement Amount, if any.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Warrants directly to the public on a fixed price basis at the offering prices set forth on the cover of this terms supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Warrants if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this terms supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	TS-11
Calculation Agent	TS-3
Cash Settlement Amount	TS-11
Ending Value	TS-4
Exercise Date	TS-4
Expiration Date	TS-3
EUR/JPY Exchange Rate	TS-3
Warrants	TS-1
Observation Date	TS-4
OCC	TS-8
Pricing Date	TS-3
Starting Value	TS-4

                     Warrants

Merrill Lynch & Co., Inc.

European Union Euro/Japanese Yen Exchange Rate Warrants

Expiring July     , 2008

(the “Warrants”)

$2.80-$3.10 original public offering price per Warrant

TERMS SUPPLEMENT

Merrill Lynch & Co.

July     , 2006